McKee Nelson LLP

One Battery Park Plaza, 34th Floor

New York, New York 10004

March 8, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

         Re:

American Honda Receivables Corp.

Registration Statement on Form S-3

Ladies and Gentlemen:

      My firm represents American Honda Receivables Corp. On behalf of our client and in accordance with Rule 477 of the Securities Act of 1933, as amended, American Honda Receivables Corp. hereby applies for voluntary withdrawal of the above-referenced registration statement, which was initially filed on March 7, 2006. No securities have been sold in connection with the offering covered by the registration statement.

      American Honda Receivables Corp. has decided to withdraw its Registration Statement due to its need to immediately refile a corrected registration statement, pursuant to a discussion with American Honda Receivables Corp.’s SEC Examiner, Ms. Susan Block.

      Kindly forward a copy of the order consenting to withdrawal of the registration statement to the undersigned. Please contact me at (917) 777-4325 with any questions.

                                                Yours truly,

                                                /s/ Steve Levitan

                                                --------------------

                                                Steve Levitan